UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies, Air Liquide, VINCI and a Group of International Companies Launch the World’s Largest Clean Hydrogen Infrastructure Fund (October 1, 2021)

Exhibit 99.2	TotalEnergies Doubles its Recycled Plastic Production Capacity in France (October 1, 2021)

Exhibit 99.3	Decarbonization of Air Transportation: Air France, TotalEnergies, the Métropole of Nice Côte d’Azur and Nice Côte d’Azur Airport carry out a Nice-Paris flight fueled with 30% Sustainable Aviation Fuel (October 1, 2021)

Exhibit 99.4	India: Adani Green Energy completes the acquisition of the 5 GW renewable portfolio of SB Energy India (October 4, 2021)

Exhibit 99.5	United States: TotalEnergies and Qnergy deploy an innovative technology to reduce methane emissions on the Barnett field (October 11, 2021)

Exhibit 99.6	Scotland: Green Investment Group, TotalEnergies and RIDG partner with Repsol Sinopec and Uniper to develop large-scale green hydrogen facility in Orkney (October 12, 2021)

Exhibit 99.7	Floating Offshore Wind, United States: TotalEnergies and Simply Blue Group Launch TotalEnergies SBE US Joint Venture (October 13, 2021)

Exhibit 99.8	Scotland: TotalEnergies and ScotWind partners commit to local industrial development (October 18, 2021)

Exhibit 99.9	Plastic Recycling: Plastic Energy, Freepoint Eco-Systems and TotalEnergies partner on Advanced Recycling Project in the U.S. (October 26, 2021)

Exhibit 99.10	Third Quarter 2021 Results (October 28, 2021)

Exhibit 99.11	TotalEnergies announces the third 2021 interim dividend stable at €0.66/share (October 28, 2021)

Exhibit 99.12	France: TotalEnergies Allocates €200 Million to Equip its Highway Service Stations with High-Power EV Charge Points (October 28, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 29, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer